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EXHIBIT 12.1

Hospitality Properties Trust
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio amounts)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Pre-tax Income from Continuing Operations	$127,750	$153,219	$191,803	$21,990	$198,671
Fixed Charges	145,954	136,111	134,110	138,712	143,410

Adjusted Earnings	$273,704	$289,330	$325,913	$160,702	$342,081

Fixed Charges:
Interest on indebtedness and amortization of deferred finance costs and debt discounts	$145,954	$136,111	$134,110	$138,712	$143,410

Ratio of Earnings to Fixed Charges	1.88x	2.13x	2.43x	1.16x	2.39x

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  EXHIBIT 12.1
Hospitality Properties Trust Computation of Ratio of Earnings to Fixed Charges (in thousands, except ratio amounts)